Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____February__________ 2005
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:
------------------------------------------------------------------------
NEWS RELEASE

December 14, 2004

Sale of 73.5 million TELUS shares by Verizon completed

Vancouver, Canada - TELUS Corporation (TSX: T, T.NV; NYSE: TU) today announced that the secondary offering of 48.55 million Common Shares and
24.94 million Non-Voting Shares by a wholly-owned subsidiary of Verizon Communications Inc. (Verizon) has closed.

On November 30, 2004, Verizon and TELUS announced that the secondary offering would be underwritten by a syndicate of underwriters co-led by Merrill Lynch & Co., Morgan Stanley and RBC Capital Markets. The other managing underwriters included CIBC World Markets, Citigroup, Scotia Capital, TD Securities, HSBC Securities and J.P. Morgan Securities. On December 2, 2004, Verizon, TELUS and the underwriters signed an underwriting agreement in connection with the offering and the public offering prices were set at Cdn $31.02 (U.S. $25.97) and Cdn $29.55 (U.S. $24.74) per Common Share and Non-Voting Share, respectively.

The aggregate proceeds to Verizon of the offering are approximately Cdn$2.24 billion (U.S. $1.88 billion), making it what is believed to be the second largest secondary equity offering and fourth largest equity offering in Canadian history. TELUS did not sell any newly issued shares as part of this offering and did not receive any proceeds from the sale of the shares. Purchasers who acquired shares pursuant to this offering are not entitled to receive the quarterly dividend of Cdn $0.20 per share to be paid January 1, 2005 to shareholders of record on December 10, 2004.

Settlement of the sale of the shares under the offering was through the book-based system maintained by the Canadian Depositary System (CDS). Non-Canadian purchasers of Common Shares under the offering will be required to withdraw those shares from CDS by the earlier of February 1, 2005 and the date TELUS determines that in excess of 23% of outstanding Common Shares are held by non-Canadians. At that time, the Common shares held by non-Canadians will be replaced with non-Canadian share certificates registered in the name of the holder. In accordance with the usual procedures of TELUS, all open market purchases of TELUS Common Shares by non-Canadians continue to require an application for a reservation number, a declaration of beneficial ownership and settlement with a registered non-Canadian share certificate.

For more information on the offering or to obtain a copy of the prospectus relating to the offering, contact the underwriters below:

Merrill Lynch & Co. - call the Prospectus Department, in U.S. at (212) 449-1000 or in Canada at (416) 369-7400; in U.S., write to Merrill Lynch, Pierce, Fenner & Smith Inc., 4 World Financial Center, FL 05, New York, NY 10080; in Canada, write to Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M4T 2A9.

Morgan Stanley - in U.S., call (212) 761-4000, or write to Attn:
Prospectus Department, Morgan Stanley, 1585 Broadway, New York, NY 10036; in Canada, call (416) 943-8567, or write to Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3.

RBC Capital Markets - in Canada, call (416) 842-7588; in U.S., call
(612) 371-2818, or write to Syndicate Department, Dain Rauscher Plaza 60 S, 6th Street, Minneapolis, MN 55402.

A registration statement relating to the offering was filed with and was declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Disclosure statement
-------------------------------------
This news release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors are listed from time to time in TELUS reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada and the United States.

For more information, please contact:

Media 							Investors
Nick Culo						John Wheeler
(780) 493-7236 						(780) 493-7310
nick.culo@telus.com					ir@telus.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2005
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary